Exhibit (b)(1)

EXECUTION VERSION

J.P. MORGAN SECURITIES INC.
JPMORGAN CHASE BANK, N.A.
270 Park Avenue
New York, New York 10017

February 4, 2010

Commitment Letter

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

Attention:	Paul E. Huck Senior Vice President and Chief Financial Officer

Ladies and Gentlemen:

Air Products and Chemicals, Inc., a Delaware corporation (“Aspen” or “you”), has advised J.P. Morgan Securities Inc. (“JPMorgan”) and JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”; together with JPMorgan, the “Commitment Parties” or “we” or “us”) that it intends (a) to commence, through a newly formed subsidiary (“Offerco”) a tender offer (the “Offer”) for all of the common stock of a company previously identified to us as Flashback (“Flashback”), (b) as promptly as practicable following a successful consummation of the Offer, to effect a merger (the “Merger”) of Offerco with Flashback, with the surviving corporation of the Merger being a wholly owned subsidiary of Aspen, and (c) in connection with the Offer and the Merger, to assist Flashback in effecting such timely prepayments and offers for outstanding indebtedness of Flashback as are required under the terms thereof as a consequence of the Offer or the Merger (the “Flashback Refinancing”; together with the Offer and the Merger, the “Transactions”). Capitalized terms used but not defined herein are used with the meanings assigned to them in the exhibits attached hereto (such exhibits, collectively, the “Term Sheets”).

In order to finance the Transactions, you have requested that (a) JPMorgan agree to structure, arrange and syndicate a senior unsecured term credit facility in the amount of $6,724,000,000 (the “Credit Facility”), (b) JPMorgan Chase Bank commit to provide the entire amount of the Credit Facility and (c) JPMorgan Chase Bank agree to serve as administrative agent for the Credit Facility.

JPMorgan Chase Bank is pleased to advise you of its commitment to provide the entire amount of the Credit Facility, upon the terms and subject to the conditions expressly set forth in this commitment letter (the “Commitment Letter”) and in the Term Sheets.

It is agreed that JPMorgan will act as the sole lead arranger and bookrunner for the Credit Facility (in such capacity, the “Lead Arranger”) and that JPMorgan Chase Bank will act as the sole administrative agent for the Credit Facility, in each case upon the terms and subject to the conditions expressly set forth in this Commitment Letter and in the Term Sheets. Each of JPMorgan and JPMorgan Chase Bank will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter, the Term Sheets and the Fee Letter referred to below) will be paid in connection with the Credit Facility unless you and we shall so agree.

As soon as is practicable after the execution and delivery of this Commitment Letter and the public announcement and commencement of the Offer, but in no event later than 10 days from the date hereof (the “Syndication Commencement Date”), the Lead Arranger intends to syndicate, in consultation with you, the Credit Facility to a group of financial institutions that will act as co-arrangers and lenders and will deliver written documentation (which may be in the form of joinder agreements to this Commitment Letter (in the case of any such financial institutions that shall be designated as co-arrangers as described below), the execution of the Credit Facility Documentation as contemplated below or such other form as you and the Commitment Parties shall otherwise agree) evidencing their respective commitments to provide a portion of the Credit Facility (the “Syndication”; and each such entity so committing during the Syndication, a “Lender”). You acknowledge and agree that the Lead Arranger (a) may determine to conduct the Syndication in two stages, the first to potential Lenders that will be designated as co-arrangers and the second, which would promptly follow the first, to a broader group of potential Lenders, and, if so, you will provide the assistance contemplated herein for the Syndication during each such stage and (b) will, in consultation with you, determine when the Syndication is completed. The financial institutions identified and selected to act as the Lenders shall be subject to your prior written consent (such consent not to be unreasonably withheld). The Lead Arranger will, in consultation with you and subject to your consent rights set forth above, manage the Syndication, including determining any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Lead Arranger pursuant to the terms of the Fee Letter. The Lead Arranger will determine the final commitment allocations for the Syndication, which final commitment allocations shall be subject to your prior consent (such consent not to be unreasonably withheld). To assist with the Syndication, you agree to use commercially reasonable efforts to execute and deliver definitive documentation with respect to the Credit Facility consistent with the terms set forth herein and in the Term Sheets (the “Credit Facility Documentation”), substantially concurrently with, or promptly following, the completion of the Syndication; provided that the Commitment Parties agree that the terms of the Credit Facility Documentation shall appropriately reflect that the Borrower may learn information with respect to Flashback and its subsidiaries after the date of execution and delivery thereof. Notwithstanding anything in this Commitment Letter or the Term Sheets to the contrary, the terms of the Credit Facility Documentation shall be negotiated by the parties hereto in good faith not to be in a form such that the Credit Facility is not available on the Effective Date if the conditions precedent set forth in the tenth paragraph hereof and in the Term Sheets are satisfied.

You agree to actively assist the Lead Arranger in completing the Syndication in a manner satisfactory to the Lead Arranger as soon as is practicable. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders (including, as reasonably requested, direct contact with individuals proposed), (c) your assistance in the preparation of a customary confidential information memorandum and other materials as contemplated below to be used in connection with the Syndication (collectively, the “Confidential Information Memorandum”), including using commercially reasonable efforts to assist in the completion of the Confidential Information Memorandum as soon as reasonably practicable following the date hereof, and (d) the hosting, with the Lead Arranger, of one or more meetings and conference calls with prospective Lenders at times and locations mutually agreed upon. It is understood that information available to you with respect to Flashback and its subsidiaries may be limited to information made publicly available by Flashback, and you shall not be deemed to be in breach of your agreements set forth above, or any other syndication assistance agreements, on account of such limitation.

JPMorgan, in its capacity as the Lead Arranger, will not have any responsibility other than to arrange and syndicate the Credit Facility as set forth herein and in no event shall be subject to any fiduciary or other implied duties. To assist the Lead Arranger in the Syndication, you will promptly prepare and provide all customary information with respect to you and, to the extent available to you, Flashback, and with respect to the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), that the Lead Arranger may reasonably request in connection with the preparation of the Confidential Information Memorandum and otherwise in connection with the arrangement and syndication of the Credit Facility. At the Lead Arranger’s request, you agree to assist in the preparation of a version of the Confidential Information Memorandum and other information consisting exclusively of information and documentation that either is publicly available or is not material with respect to you and your affiliates and any of your or their respective securities (or, to the best of your knowledge, with respect to Flashback and its affiliates and any of its or their respective securities) for purposes of United States federal and state securities laws (all such information and documentation being “Public Lender Information”). Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information”. You further agree that each document to be disseminated by the Lead Arranger to any Lender in connection with the Credit Facility will, at the request of the Lead Arranger, be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information, it being understood that such identification shall be made, insofar as such document contains information relating to Flashback and its subsidiaries, to the best of your knowledge. You acknowledge and agree that the following documents may be distributed to “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to you, Flashback, your or its affiliates or your, its or their securities): (a) drafts and final versions of the Credit Facility Documentation, (b) administrative materials prepared by the Lead Arranger for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda) and (c) notification of changes in the terms of the Credit Facility. You also agree to promptly deliver to the Lead Arranger copies of appropriate drafts and final versions of all amendments, modifications, waivers and consents to or in respect of the documents related to the Offer furnished to us prior to the date hereof and appropriate drafts and final versions of all other material documents relating to the Transactions as may be prepared and signed following the date hereof, and in the case of each such draft to afford us an opportunity, reasonable under the circumstances, to comment on provisions thereof material to the interests of the Commitment Parties and the Lenders.

You hereby represent and warrant that (a) all written information and all oral communications made in Lender meetings and due diligence sessions held in connection with the Syndication, taken as a whole, other than the Projections and information of a general economic or industry nature (the “Information”), that has been or will be made available to us by you or any of your representatives (with respect to information relating to Flashback and its affiliates, in each case to the best of your knowledge) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the related Projections are made available to us (it being understood that (i) the Projections and your assumptions with respect thereto, in each case insofar as they relate to Flashback and its affiliates, would be based on information available to you with respect to Flashback and its subsidiaries and that such information may be limited, (ii) the Projections are subject to significant uncertainties, (iii) the variances between actual results and projected results may be material and (iv) no assurances can be given that any projections will be realized). You understand that in arranging and syndicating the Credit Facility we may use and rely on the Information and Projections without independent verification thereof.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay the fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

The commitment of JPMorgan Chase Bank hereunder and the agreements of the Commitment Parties to perform the services described herein are subject to (a) (i) there not having occurred any event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, operation, property or financial condition of Aspen and its subsidiaries, taken as a whole, since September 30, 2009 and (ii) no change having occurred or being threatened (or any development having occurred or being threatened that involves a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Flashback or any of its affiliates that, in the Borrower’s judgment, is or may be materially adverse to Flashback or any of its affiliates, (b) our satisfaction that there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Aspen or any of its subsidiaries or, during any period when you control Flashback, Flashback or any of its subsidiaries, that could reasonably be expected to materially impair the Syndication, other than any amendment, refinancing or re-syndication of Aspen’s existing revolving credit facility (including any increase therein as mutually agreed) effected in coordination with the Commitment Parties, and (c) the other conditions expressly set forth in the Term Sheets.

You agree (a) to indemnify and hold harmless each of the Commitment Parties, their respective affiliates and their respective officers, directors, employees, advisors and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Credit Facility, the use of the proceeds thereof, the Transactions or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity and reimbursement will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person or any of its affiliates or its or their respective officers, directors, employees, advisors or agents or (ii) to the extent they are found by a final, non-appealable judgment of a court to have resulted from a breach of the obligations of such indemnified person under this Commitment Letter or the Credit Facility Documentation, and (b) to reimburse the Commitment Parties and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses and fees, charges and disbursements of counsel (but not more than one firm of counsel (other than regulatory counsel))) incurred in connection with the Credit Facility and any related documentation (including this Commitment Letter, the Fee Letter and the Credit Facility Documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with this Commitment Letter, the Credit Facility or the Transactions.

You acknowledge that the Commitment Parties and their affiliates (collectively referred to as the “Covered Parties”) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. The Covered Parties will not use confidential information obtained from you or your representatives by virtue of the Transactions or their other relationships with you in connection with the performance by them of services for other companies, and the Commitment Parties will not furnish any such information to other companies. You also acknowledge that the Covered Parties have no obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained from other companies.

Each of the Covered Parties may have economic interests that conflict with yours. You agree that each of the Covered Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter, the Fee Letter or otherwise in connection with the Credit Facility will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Covered Party and Aspen, Flashback or any of their respective equityholders or affiliates. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between each Covered Party, on the one hand, and you, on the other, and in connection therewith and with the process leading thereto, (a) no Covered Party has assumed (i) an advisory responsibility in favor of you with respect to the financing transactions contemplated hereby or (ii) a fiduciary responsibility in favor of you with respect to the transactions contemplated hereby or, in each case, with respect to the exercise of rights or remedies with respect thereto or the process leading thereto (irrespective of whether any Covered Party has advised, is currently advising or will advise you on other matters) or any other obligation of any Covered Party except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (b) each Covered Party is acting solely as a principal and not as the agent or fiduciary of or any other person. You acknowledge and agree that you have consulted your own legal and financial advisors to the extent you deemed appropriate, that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto and that no Covered Party provides accounting, tax or legal advice.

In addition, please note that JPMorgan has been retained by you as its financial advisor, (in such capacity, the “Financial Advisor”) in connection with the Offer and the Merger. You agree not to assert any claim based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, any Covered Party arranging or providing or contemplating arranging or providing financing as contemplated herein.

This Commitment Letter shall not be assignable by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each of the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Credit Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of this Commitment Letter or the Fee Letter or any arrangement or other matter referred to herein or therein is hereby waived by the parties hereto.

Each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in New York City over any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter. Service of any process, summons, notice or document by registered mail addressed to any party hereto shall be effective service of process against such person for any suit, action or proceeding brought in any such court. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction any party hereto is or may be subject, by suit upon judgment.

This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter, the Term Sheets or the Fee Letter, nor any of their terms or substance, shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your directors, officers, employees, agents and advisors and (in the case of the Commitment Letter (but not the Fee Letter or the terms or substance thereof)), on a confidential basis, those of Flashback who are directly involved in the consideration of the Transactions or (b) (i) as may be compelled in a judicial or administrative proceeding, (ii) as otherwise required by law or regulation or requested by any United States or foreign governmental or regulatory authority having jurisdiction over Aspen or Flashback, (iii) without limiting clause (ii) above, in the case of the Commitment Letter and the Term Sheets (but not the Fee Letter or the terms and substance thereof) as you may determine is necessary or advisable to comply with your obligations under securities and other applicable laws and regulations and (iv) in the case of the Term Sheets and their terms and substance, to any rating agency in connection with the Transactions (in each such case pursuant to clause (b), you agree to inform us promptly thereof except to the extent prohibited by applicable law).

The Commitment Parties shall use all nonpublic information received by them in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and the transactions contemplated hereby and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to any Lenders or participants or prospective Lenders or participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to you or your obligations under the Credit Facility (collectively, “Specified Counterparties”), provided that any such disclosure shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or Specified Counterparty that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of the Commitment Parties or customary market standards for dissemination of such types of information, (b) in any legal, judicial, administrative proceeding or other process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (c) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent lawfully permitted to do so), (d) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information, (e) to any of its affiliates solely in connection with the Transactions, (f) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter and (g) for purposes of establishing a “due diligence” or other similar defense. The obligations of the Commitment Parties under this paragraph shall remain in effect until the earlier of (i) one year from the date of termination of the commitments and agreements of the Commitment Parties hereunder and (ii) the date the Credit Facility Documentation becomes effective, at which time any confidentiality undertaking in the Credit Facility Documentation shall supersede the provisions of this paragraph.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower (as defined in the Term Sheet), which information includes names and addresses and other information that will allow such Commitment Party to identify the Borrower in accordance with the Patriot Act.

The compensation, reimbursement, indemnification, syndication, market flex and confidentiality provisions contained herein and in the Fee Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether the Credit Facility Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitment Parties’ commitments and agreements hereunder; provided that your obligations under this Commitment Letter (but not the Fee Letter), other than your obligations with respect to indemnification, confidentiality and syndication, shall automatically terminate and be superseded by the provisions of the Credit Facility Documentation upon the effectiveness thereof, and you shall automatically be released from all liability in connection therewith at such time. The commitments and agreements hereunder may be terminated in whole or in part by you at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter (together with the fees payable pursuant to the Fee Letter upon acceptance hereof) not later than 5:00 p.m., New York City time, on February 4, 2010. The Commitment Parties’ commitments and agreements hereunder will expire at such time in the event we have not received such executed counterparts (and such fees) in accordance with the preceding sentence.

Subject to the second preceding paragraph, the commitments and agreements of the Commitment Parties under this Commitment Letter shall automatically terminate upon the earliest to occur of (a) the Effective Date, (b) the consummation of the Merger, (c) the execution and delivery of the Credit Facility Documentation and the effectiveness thereof, (d) the termination or abandonment by you of the Offer and (e) February 4, 2011, unless, in the case of this clause (e), each Commitment Party shall, in its sole discretion, agree to an extension.

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/s/ Thomas D. Cassin
Name:      Thomas D. Cassin
Title:        Managing Director

JPMORGAN CHASE BANK, N.A.

By:	/s/ Stacey Haimes
Name:      Stacey Haimes
Title:        Executive Director

Accepted and agreed to as of
the date first written above by:

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ Paul E. Huck
Name:    Paul E. Huck

Title:	Senior Vice President and Chief Financial Officer

Exhibit A
SENIOR TERM CREDIT FACILITY
Summary of Terms and Conditions

February 2010

Set forth below is a summary of the terms and conditions for the Credit Facility. Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) and in the other Exhibits attached thereto.

I.	PARTIES

Borrower:	Air Products and Chemicals, Inc., a Delaware corporation (the “Borrower”).

Sole Lead Arranger and Bookrunner:	J.P. Morgan Securities Inc. (the “Lead Arranger”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank” and, in such capacity, the “Administrative Agent”).

Lenders:	A syndicate of financial institutions, including JPMorgan Chase Bank, arranged by the Lead Arranger and subject to prior written consent of the Borrower (not to be unreasonably withheld) (collectively, the “Lenders”).

II.	CREDIT FACILITY

Type and Amount:	One-year term credit facility (the “Credit Facility”; the commitments thereunder, the “Commitments”) in the amount of $6.724 billion or such lesser amount as shall be determined by the Borrower (the loans thereunder, the “Loans”), subject to reductions as set forth under the heading “Mandatory Prepayments and Commitment Reductions”.

Availability:	The Loans shall be made in one or more drawings commencing on the date of the consummation of the Offer (the “Effective Date”) (which date shall be no later than the one-year anniversary of the Execution Date (as defined below)) and ending on the date of the consummation of the Merger. Repayments and prepayments of the Loans may not be reborrowed.

Maturity and Amortization:	The Loans will mature, and be repayable in full, on the date that is one year after the Effective Date (the “Maturity Date”). The Loans will not be subject to any scheduled amortization.

Use of Proceeds:	The proceeds of the Loans shall be used to finance payments made to the equityholders of Flashback pursuant to the Offer and in connection with the Merger, to effect the Flashback Refinancing, to pay fees and expenses in connection with the Transactions and for working capital and other general corporate purposes of the Borrower and its subsidiaries.

III.	CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments:	The Loans may be optionally prepaid in an aggregate principal amount of $5.0 million or a multiple of $1.0 million in excess thereof at the option of the Borrower at any time upon same day (or, in the case of a prepayment of Eurodollar Loans (as defined in Annex I), three days’ prior) notice. Optional prepayments of the Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions:	The following amounts shall be applied to prepay the Loans (and, after the date of the Commitment Letter (the “Execution Date”) but prior to the Effective Date, to reduce the Commitments), subject to exceptions and thresholds set forth below or otherwise customary for similar investment-grade financings:

(a) 100% of the net cash proceeds of any issuance of equity on or after the Execution Date by the Borrower;

(b) 100% of the net cash proceeds of any incurrence of indebtedness for borrowed money on or after the Execution Date by the Borrower or any of its subsidiaries (other than Flashback and its subsidiaries, except to the extent that the Borrower is capable of directing the net cash proceeds of any such indebtedness incurred after the Effective Date for use in connection with the Offer, the Merger or the Flashback Refinancing) under any debt securities or any loan, credit or similar facility, other than (i) any refinancing of the existing revolving credit facility of the Borrower or any other existing indebtedness of the Borrower or any of its subsidiaries (including Flashback and its subsidiaries), (ii) any debt securities or any loan, credit or similar facilities entered into for working capital purposes or otherwise in the ordinary course of business and (iii) any commercial paper or securitization facilities entered into in the ordinary course of business;

(c) 100% of the net cash proceeds of any non-ordinary course sale or other disposition on or after the Execution Date by the Borrower or any of its subsidiaries (other than Flashback and its subsidiaries, except to the extent that the Borrower is capable of directing the net cash proceeds of any such sale or other disposition consummated after the Effective Date for use in connection with the Offer, the Merger or the Flashback Refinancing) of any assets (including any such assets sold or agreed to be sold in order to secure regulatory approval for the consummation of the Offer or the Merger). A “non-ordinary course sale or other disposition” shall mean any sale or other disposition of assets in one transaction or series of related transactions for net cash proceeds of $100 million or more, except in connection with securitization facilities and as may be agreed.

Mandatory prepayments of the Loans may not be reborrowed.

IV.	CERTAIN CONDITIONS

Initial Conditions:	The Credit Facility shall be available on the Effective Date subject to (a) the satisfaction of the conditions set forth in Exhibit B and (b) the satisfaction of the conditions referred to below.

On-Going Conditions:	The making of each Loan (including the Loans made on the Effective Date) shall be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Credit Facility Documentation (other than the material adverse change and litigation representations and warranties, which shall be made only on, and effective only with respect to Loans made on, the Effective Date), and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

2

V.	CERTAIN DOCUMENTATION MATTERS

Credit Facility Documentation:	The definitive documentation for the Credit Facility (the “Credit Facility Documentation”) shall contain the following representations, warranties, covenants and events of default, in each case, applicable to the Borrower and its subsidiaries and subject to exceptions, baskets and materiality qualifiers set forth below or otherwise customary for similar investment grade financings. Notwithstanding anything set forth herein to the contrary, for so long as any securities of Flashback constitute “margin stock” within the meaning of Regulation U, the restrictions on liens and other covenants or agreements set forth in the Credit Facility Documentation shall not apply to such securities to the extent the value of such securities exceeds 25% of the total value of all assets subject to such covenants and agreements.

Representations and Warranties:	Financial statements (including, if provided, the pro forma financial statements contemplated by Exhibit B of the Commitment Letter); as of the Effective Date, no material adverse change with respect to the Borrower and its subsidiaries or Flashback and its subsidiaries; litigation; due organization; consents and approvals (including with respect to the Transactions); corporate power, authorization and enforceability; ERISA; no conflict; no default; payment of taxes; Investment Company Act; environmental compliance; use of proceeds (including compliance with margin regulations); and accuracy of disclosure.

For purposes of the foregoing, (a) the representation and warranty made with respect to material adverse change with respect to the Borrower and its subsidiaries and Flashback and its subsidiaries will be consistent with the absence of material adverse change condition precedent set forth in the tenth paragraph of the Commitment Letter and (b) the representations and warranty with respect to accuracy of disclosure will be consistent with the provisions of the eighth paragraph of the Commitment Letter.

Affirmative Covenants:	Delivery of annual audited consolidated financial statements and quarterly unaudited consolidated financial statements; delivery of certificates, notices and other information; payment of taxes; preservation of existence; maintenance of properties and insurance coverage; compliance with laws (including ERISA and environmental laws); inspection rights; and keeping of records and books of account.

Financial Covenant:	Maximum consolidated ratio of consolidated indebtedness (in the amount that would be reflected on a balance sheet prepared on a consolidated basis in accordance with GAAP) to consolidated EBITDA, with the level to be agreed, to be tested quarterly commencing with the first full fiscal quarter ending after the Effective Date.

Negative Covenants:	Restrictions on: liens; subsidiary indebtedness (including guarantees of indebtedness, unless the Credit Facility shall be equally and ratably guaranteed); and fundamental changes.

Events of Default:	Failure to pay any principal when due; failure to pay any interest or fees payable within five business days of the date when due; breach of covenants (subject, in the case of all affirmative covenants other than with respect to delivery of default notices and the use of proceeds, to a 20-day grace period after receipt of written notice thereof from the Administrative Agent), any representation or warranty inaccurate in any material respect when made (subject to a 20-day grace period where correctable); non-payment or acceleration in respect

3

of material debt; final non-appealable material judgments; insolvency and bankruptcy events; and change of control (to be defined).

Voting:	Amendments and waivers with respect to the Credit Facility Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Loans and unused Commitments, except that (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) reductions in the amount of principal owed to such Lender, (ii) extensions of the scheduled date of maturity of any Loan, (iii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iv) increases in the amount or extensions of the expiry date of any Lender’s Commitment and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting requirements.

The Credit Facility Documentation will contain customary provisions (a) with respect to defaulting Lenders (including, without limitation, the non-pro rata removal or replacement of any Lender that has (or is controlled by any person or entity that has) been deemed insolvent or become subject to a bankruptcy, insolvency, receivership, conservatorship or other similar proceedings, or has otherwise become a “defaulting” lender generally in credit agreements to which it is a party, and (b) for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding more than 50% of the aggregate amount of the Loans and unused Commitments shall have consented thereto.

Assignments and Participations:	The Lenders shall be permitted to assign their Loans and Commitments with the consent (other than in the case of assignments of Loans to Lenders, affiliates of Lenders and approved funds) of the Borrower and the Administrative Agent (each such consent not to be unreasonably withheld or delayed).

In addition, the Lenders shall be permitted to sell participations in their Loans and Commitments. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued only upon request.

Yield Protection:	The Credit Facility Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Lead Arranger associated with the syndication of the Credit Facility and the preparation, execution, delivery and administration of the Credit Facility Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel to the Administrative Agent and the Lead Arranger) and (b) all reasonable out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel to the

4

Administrative Agent and the Lenders) in connection with the enforcement of the Credit Facility Documentation.

The Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent they are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of the relevant indemnified party or any of its affiliates or their respective officers, directors, employees, advisors or agents).

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and Lead Arranger:	Simpson Thacher & Bartlett LLP.

5

Annex I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans bear interest at a rate per annum equal to (a) the ABR plus the Applicable Amount or (b) the Eurodollar Rate plus the Applicable Amount.

As used herein:

“ABR” means the highest of (a) the rate of interest publicly announced by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.5% and (c) the Eurodollar Rate for a one month interest period plus 1.0%.

“Applicable Amount” has the meaning set forth in Annex I-A.

“Eurodollar Rate” means the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) appearing on the Reuters Screen LIBOR01 Page.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:	The Borrower shall pay a commitment fee, payable quarterly in arrears, from the Effective Date until the termination or expiration of the Commitments, calculated at the rate per annum based upon the grid set forth in Annex I-A on the average daily unused amount of the Commitments.

Duration Fees:	The Borrower shall pay duration fees on the aggregate principal amount of the outstanding Loans in such amounts and on such dates as are set forth on Annex I-B.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Credit Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex I-A

PRICING GRID

“Applicable Amount” means the percentage per annum set forth below under the applicable type of loan opposite the Public Debt Ratings in effect at the time:

	Applicable Amount		Commitment
Public Debt Ratings	Eurodollar Loan	ABR Loan	Fee
≥ A- or A3	1.75%	0.75%	0.25%

= BBB+ or Baa1	2.00%	1.00%	0.30%

= BBB or Baa2	2.25%	1.25%	0.375%

= BBB- or Baa3	2.75%	1.75%	0.50%

< BBB- or Baa3	3.50%	2.50%	0.75%

The Applicable Amount with respect to the Loans will increase by an additional 50 basis points as of the last day of each 90-day period after the Effective Date.

For purposes of the foregoing, (a) if the ratings established or deemed to have been established by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) for such debt shall be changed (other than as a result of a change in the rating system of S&P or Moody’s), such change shall be effective as of the date on which it is first announced by the applicable rating agency; (b) if the ratings established or deemed to have been established by S&P and Moody’s for such debt shall fall within different levels, the Applicable Amount shall be based on the higher of the two ratings unless one of the two ratings is two or more levels lower than the other, in which case the Applicable Amount shall be determined by reference to the level next below that of the higher of the two ratings; and (c) if either S&P or Moody’s shall not have in effect a rating for such debt (other than by reason of the circumstances referred to in the last sentence of this paragraph), then such rating agency shall be deemed to have established a rating below BBB- or Baa3, as applicable. Each change in the Applicable Amount shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of S&P or Moody’s shall change, the Borrower and the Lenders shall negotiate in good faith to amend this paragraph to reflect such changed rating system and, pending the effectiveness of any such amendment, the Applicable Amount shall be determined by reference to the rating most recently in effect prior to such change.

“Public Debt Ratings” means, as of any date, the rating that has been most recently announced by either S&P or Moody’s, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower.

Annex I-B

BRIDGE FACILITY DURATION FEES

The Borrower shall pay a duration fee for the ratable benefit of the Lenders under the Credit Facility on the dates set forth below, equal to the Applicable Duration Fee Percentage of the aggregate principal amount of Loans outstanding as of such date:

Days after the Effective Date	90 days	180 days	270 days

Applicable Duration Fee Percentage	0.75%	1.25%	1.75%

Exhibit B

CONDITIONS PRECEDENT

The availability of the Credit Facility shall be subject to the satisfaction of the following conditions, in addition to the conditions expressly set forth in the Commitment Letter and the Term Sheet attached as Exhibit A thereto. Capitalized terms used but not defined herein have the meanings given in the Commitment Letter and the other Term Sheets.

1. The Borrower shall have executed and delivered definitive documentation with respect to the Credit Facility, consistent with the terms set forth in the Term Sheets.

2. (a) The Offer shall have been consummated substantially concurrently with the initial funding of the Credit Facility in accordance with the terms of the definitive documents relating to the Offer (collectively, the “Offer Documents”), which Offer Documents shall in any event be reasonably acceptable to the Lead Arranger; (b) to the extent the Merger Agreement and any related documentation (collectively, the “Merger Documents”) have been executed and delivered prior to the Effective Date, the same shall be reasonably acceptable to the Lead Arranger; (c) the Borrower shall have delivered to the Lead Arranger copies of all amendments, modifications, waivers and consents under the Offer Documents and, if applicable, the Merger Documents; (d) without the prior written consent of the Lead Arranger, there shall have been no amendment, modification, waiver or consent of any term or provision of the Offer Documents or, if applicable, the Merger Documents to the extent that such amendment, modification, waiver or consent would be materially adverse to the interests of the Lead Arranger or the Lenders; and (e) after giving effect to the consummation of the Offer on the Effective Date, the Borrower shall own a majority of the shares of common stock of the Borrower on a fully diluted basis and, if the Merger Agreement has been executed and delivered, there shall be no reason known to the Borrower as to why the Merger is not likely to be consummated in accordance with the Merger Agreement.

3. The Lenders, Administrative Agent and the Lead Arranger shall have received all fees and expenses required to be paid on or before the Effective Date pursuant to the Commitment Letter, the Fee Letter or the Credit Facility Documentation to the extent invoiced prior to the Effective Date.

4. As of the Effective Date, no default or event of default shall have occurred and be continuing, or shall occur as a result of the consummation of the Offer and the Merger and the financings thereof, under the Borrower’s Revolving Credit Agreement, dated as of May 23, 2006, or any refinancing or replacement thereof.

5. The Borrower shall on the Effective Date, and taking into account the Transactions, have (a) an unsecured long-term obligations rating of at least “Baa3” (with stable (or better) outlook) from Moody’s and (ii) a long-term issuer credit rating of at least “BBB-” (with stable (or better) outlook) from S&P, which ratings and outlooks shall have been reaffirmed within seven days prior to funding (to the extent the Effective Date is more than 60 days after the original date of receipt of such ratings).

6. The Administrative Agent shall have received such legal opinions, certificates (including a chief financial officer’s solvency certificate), documents and other instruments and information (including with respect to PATRIOT Act and related compliance, which requested information shall have been received at least five business days prior to the Effective Date) as are customary for transactions of this type as it may reasonably request.

7. The Lenders shall have received (a) audited consolidated financial statements of the Borrower for the three most recent fiscal years ended at least 90 days prior to the Effective Date, (b) unaudited consolidated financial statements of the Borrower for each interim quarterly period ended after the latest fiscal year referred to in clause (a) above and at least 45 days prior to the Effective Date, and unaudited consolidated financial statements for the same period of the prior fiscal year, (c) to the extent available to the Borrower, pursuant to the Merger Agreement, if applicable, or otherwise, such audited or unaudited consolidated financial statements of Flashback, to the extent necessary to comply with Regulation S-X of the Securities Act of 1933, as amended (“Regulation S-X”), in a registered offering and (d) all other financial statements for completed or pending acquisitions as are available to the Borrower and may be required under Regulation S-X in a registered offering.

8. The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as at the end of the most recent fiscal year ended at least 90 days prior to the Effective Date and a pro forma statement of operations for each of (a) the most recent fiscal year of the Borrower ended at least 90 days prior to the Effective Date and (b) the most recent interim period of the Borrower ending at least 45 days prior to the Effective Date, in each case adjusted to give effect to the consummation of the Transactions and the financings contemplated hereby as if such transactions had occurred on such date or on the first day of such period, as applicable. To the extent practicable, such pro forma financial statements shall be prepared in accordance with Regulation S-X, but it is acknowledged that to the extent the Borrower is limited as to information relating to Flashback and its subsidiaries, such preparation may not be practicable.

2